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                             September 1, 2022

       Adi Zuloff-Shani
       Chief Executive Officer
       Clearmind Medicine Inc.
       101     1220 West 6th Avenue
       Vancouver, British Columbia V6H1A5

                                                        Re: Clearmind Medicine
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed August 18,
2022
                                                            File No. 333-265900

       Dear Dr. Zuloff-Shani:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1, Filed August 18, 2022

       Company Overview, page 1

   1. We note your response to our prior comment number 1. Please revise to specifically state
                                                        how the FDA   s
approval of your proposal would accelerate development.
       Management's Discussion and Analysis
       Overview, page 76

   2. Please revise here, on pages 13 and 14, and throughout the filing to disclose the net losses for the years ended
October 31, 2021 and 2020 in CAD$ that agree with your Statements of Operations on page
F-5. In addition, please revise throughout the filing to consistently use CAD$ to denote when
the amount is in the Canadian dollar. For example, you disclose
 Adi Zuloff-Shani
Clearmind Medicine Inc.
September 1, 2022
Page 2
       net losses for the six months ended April 30, 2022 in CAD$ on page 76, however, your disclosure for the years ended October 31, 2021 and 2020 on the same page uses the $ to discuss your results of operations.
Business
Pre-Clinical Studies
National Institute on Drug Abuse Study, page 91

3. We note your response to our prior comment number 3. Please revise to remove any implication that your product candidate is safe as this determination is solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.
       In this regard, please revise to qualify your statements that your product candidate has
       "less of a tendency to be abused" and that is offers "a safer alternative to MDMA." Also it appears premature to state that MEAI and MDMA can both be used for similar forms of pharmaceutical therapy to treat mental health disorders like PTSD and AUD. Additionally, please revise to disclose your assessment that MEAI and MDMA are
       chemically similar, as you do in your response letter dated August 18, 2022, and clarify more specifically why MEAI might have a lower likelihood of abuse than MDMA.
Intellectual Property, page 94

4. Please revise to clarify that certain pending patent applications were jointly filed with or otherwise involve SciSparc, as you state on page 125.
Certain Relationships and Related Party Transactions
Cooperation Agreement with SciSparc Ltd., page 125

5. Please file the Cooperation Agreement with SciSparc Ltd. as an exhibit pursuant to Item
       601(b)(10) of Regulation S-K.
       You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262 with any other questions.



                                                              Sincerely,
FirstName LastNameAdi Zuloff-Shani
                                                              Division of
Corporation Finance
Comapany NameClearmind Medicine Inc.
                                                              Office of Life
Sciences
September 1, 2022 Page 2
cc:       David Huberman, Esq.
FirstName LastName